FORM N-8F

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application for Deregistration of
 Certain Registered Investment Companies


I.	General Identifying Information

1.	Reason fund is applying to deregister (check only
one):

[  X ]	Merger

[      ]	Liquidation

[     ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[    ]	Election of status as a Business Development
Company
(Note: Business Development Companies
answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Morgan Stanley Dean Witter
Municipal Income Trust

3.	Securities and Exchange Commission File No.: 811-
5214

4.	Is this an initial Form N-8F or an amendment to a
previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. &
Street, City, State, Zip Code):

1221 Avenue of the Americas
New York, NY 10020

6.	Name, address and telephone number of individual
the Commission staff should contact with any questions regarding this form:

Lou Anne D. McInnis, Esq.
Morgan Stanley Investment Advisors Inc.
1221 Avenue of the Americas
New York, NY 10020
(212) 762-5262

7.	Name, address and telephone number of individual or
entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act 17 CFR 270.31a-1, .31a-2]:

Morgan Stanley Services Company Inc.
c/o Morgan Stanley Trust
Harborside Financial Center, Plaza Two
Jersey City, NJ 07311
Attention:  Thomas Caloia
(201) 209-8374

NOTE:	Once deregistered, a fund is still
required to maintain and preserve the
records described in rules 31a-1 and
31a-2 for the period specified in those
rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management
company (check only one):

[   ]	Open-end	[ X ]	Closed-end

10.	State law under which the fund was organized or
formed (e.g., Delaware, Massachusetts):

	Massachusetts

11.	Provide the name and address of each investment
adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Morgan Stanley Investment Advisors Inc.
1221 Avenue of the Americas
New York, NY 10020

12.	Provide the name and address of each principal
underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

13.	If the fund is a unit investment trust ("UIT") provide:
N/A

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name and address(es):

14.	Is there a UIT registered under the Act that served as
a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes		[X] No

If Yes, for each UIT state:

	Name(s):
	File No.: 811-_______
	Business Address:

15.	(a)	Did the fund obtain approval from the board of
directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[ X  ] Yes		[] No

		If Yes, state the date on which the board vote took place:

		 August 24, 2000

		If No, explain:

	(b)	Did the fund obtain approval from the
shareholders concerning the decision to
engage in a Merger, Liquidation or
Abandonment of Registration?

[X] Yes		[] No

If Yes, state the date on which the shareholder vote took place:

January 23, 2001

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its
shareholders in connection with the Merger or Liquidation?

[X] Yes		[] No




(a)	If Yes, list the date(s) on which the fund made
those
distributions:

February 2, 2001

	(b)	Were the distributions made on the basis of net
assets?

	[X] Yes		[ ] No

	(c)	Were the distributions made pro rata based on
share
		ownership?

	[X] Yes		[ ] No

(d)	If No to (b) or (c) above, describe the method
of distributions to shareholders.

(e)	 For Mergers, provide the exchange ratio(s)
used and explain how it was calculated:

(e)	Liquidations only:
	Were any distributions to shareholders made in kind?

			[ ] Yes		[] No

	If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

[ ] Yes		[X ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's
shareholders?

	Yes [X]		No []

If No,

(a)	How many shareholders does the fund have as
of the date this form is filed?

(b)	Describe the relationship of each remaining
shareholder to the fund:


19.	Are there any shareholders who have not yet received
distributions in complete liquidation of their interests?

[ ] Yes		[  X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this
form is filed?
(See question 18 above)

[] Yes		[ X] No


If Yes,

(a)	Describe the type and amount of each asset
retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining
assets?

(c)	Will the remaining assets be invested in
securities?

[ ] Yes		[] No

21.	Does the fund have any outstanding debts (other than
face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[] Yes		[ X] No

If Yes,

(a)	Describe the type and amount of each debt or
other liability:
 (b)	How does the fund intend to pay these
outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request
For Deregistration

22.	(a)	List the expenses incurred in connection with
the
Merger or Liquidation:

(i)	Legal expenses:  $
(ii) 	Accounting expenses:  $
(iii)	Other expenses (list and identify
separately):
Typesetting and Printing of Proxy
Statement:  $
Mailing of Proxy Statement:  $
(iv)	Total expenses (sum of lines (i)-(iii)
above):  $

(b)	How were those expenses allocated?

(c)	Who paid those expenses?   The Fund

(d)	How did the fund pay for unamortized
expenses (if any)?

23.	Has the fund previously filed an application for an
order of the Commission regarding the Merger or Liquidation?

[ ] Yes		[ X ] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative
proceeding?

[ ] Yes		[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in
any business activities other than those necessary for winding up its affairs?

[ ] Yes		[X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the
Merger:

Morgan Stanley Tax-Exempt Securities Trust
(formerly Morgan Stanley Dean Witter Tax-
Exempt Securities Trust).

(c)	State the Investment Company Act file number
of the fund surviving the Merger:

811-2979

(d)	If the merger or reorganization agreement has
been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Reorganization Agreement was filed with the Commission on Form N-14 on November 2,
2000 (File No. 333-45704)


(e)	If the merger or reorganization agreement has
not been filed with the Commission provide a copy of the agreement as an exhibit to this form.



VERIFICATION

	The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Morgan Stanley Dean Witter Municipal Income
Trust, (ii) he or she is the Vice President of Morgan Stanley Dean Witter Municipal Income Trust, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


		/s/	Barry Fink
			Barry Fink











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